1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Board Proposes Distribution of NT$3.0 Cash and
0.5% Stock Per Share
Hsinchu, Taiwan, R.O.C., February 6, 2007 — TSMC’s (NYSE: TSM) Board of Directors today adopted a proposal recommending distribution of NT$3.0 cash dividend per common share and 0.5 percent stock (5 shares for every 1,000 owned). The proposal will be discussed and brought to a vote at the Company’s regular shareholders’ meeting scheduled for May 7, 2007.
     TSMC’s Vice President and Chief Financial Officer, Ms. Lora Ho said that at its meeting today the Board of Directors:
1.	Approved the 2006 Business Report and Financial Statements. Revenue for 2006 totaled NT$317,407 million and net income was NT$127,010 million, with earnings per share of NT$4.92.

2.	Approved a proposal for distribution of 2006 profits and capitalization of capital surplus:
(1)	Cash dividend of NT$3.0 per share and 0.2% stock dividend will be proposed to common shareholders. In addition, the board will propose another 0.3% share issuance from capitalization of capital surplus. Combined, common shareholders will be entitled to a 0.5% stock distribution, or 5 shares for every 1,000 held.

(2)	Employees’ profit sharing will be distributed in both stock and cash. Profit sharing will amount to approximately 457.28 million new shares and NT$4,572.8 million cash.

(3)	After the distribution and capitalization of capital surplus, TSMC’s total share capitalization will be approximately NT$264,100 million.
3.	Approved capital appropriation of US$269.18 million (approximately NT$8,614 million) for R&D projects and sustaining capital in 2007.

4.	Approved capital appropriation of US$833.8 million (approximately NT$26,681.6 million) for twelve-inch wafer capacity at 90nm and 65nm processes, as well as eight-inch capacity at 0.18 micron and 0.15 micron processes.

5.	Approved capital appropriation of US$265 million (approximately NT$8,480 million) for construction of Phase 4 of TSMC’s Fab 12 facility.

6.	Approved scheduling of the 2007 Regular Shareholders’ Meeting for 9:30 a.m. on May 7, 2006 at the Auditorium in the Activity Center of the Hsinchu Science Park.
# # #

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:

Richard C.Y. Chung	Dana Tsai
Media Relations Manager, TSMC	Senior Administrator, TSMC
Tel: 886-3-505-5038	Tel: 886-3-505-5036
Mobile: 886-911-258751	Mobile: 886-920-483591
Fax: 886-3-567-0121	Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com	E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 6, 2007	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC Board Proposes Distribution of NT$3.0 Cash and
0.5% Stock Per Share
Hsinchu, Taiwan, R.O.C., February 6, 2007 – TSMC’s (NYSE: TSM) Board of Directors today adopted a proposal recommending distribution of NT$3.0 cash dividend per common share and 0.5 percent stock (5 shares for every 1,000 owned). The proposal will be discussed and brought to a vote at the Company’s regular shareholders’ meeting scheduled for May 7, 2007.
TSMC’s Vice President and Chief Financial Officer, Ms. Lora Ho said that at its meeting today the Board of Directors:
1.	Approved the 2006 Business Report and Financial Statements. Revenue for 2006 totaled NT$317,407 million and net income was NT$127,010 million, with earnings per share of NT$4.92.

2.	Approved a proposal for distribution of 2006 profits and capitalization of capital surplus:
(1)	Cash dividend of NT$3.0 per share and 0.2% stock dividend will be proposed to common shareholders. In addition, the board will propose another 0.3% share issuance from capitalization of capital surplus. Combined, common shareholders will be entitled to a 0.5% stock distribution, or 5 shares for every 1,000 held.

(2)	Employees’ profit sharing will be distributed in both stock and cash. Profit sharing will amount to approximately 457.28 million new shares and NT$4,572.8 million cash.

(3)	After the distribution and capitalization of capital surplus, TSMC’s total share capitalization will be approximately NT$264,100 million.
3.	Approved capital appropriation of US$269.18 million (approximately NT$8,614 million) for R&D projects and sustaining capital in 2007.

4.	Approved capital appropriation of US$833.8 million (approximately NT$26,681.6 million) for twelve-inch wafer capacity at 90nm and 65nm processes, as well as eight-inch capacity at 0.18 micron and 0.15 micron processes.

5.	Approved capital appropriation of US$265 million (approximately NT$8,480 million) for construction of Phase 4 of TSMC’s Fab 12 facility.

6.	Approved scheduling of the 2007 Regular Shareholders’ Meeting for 9:30 a.m. on May 7, 2006

     at the Auditorium in the Activity Center of the Hsinchu Science Park.
# # #
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com
Dana Tsai
Senior Administrator, TSMC
Tel: 886-3-505-5036
Mobile: 886-920-483591
Fax: 886-3-567-0121
E-Mail: dana_tsai@tsmc.com